Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:  Melissa Feider, Staff Accountant

BY EDGAR TRANSMISSION

July 31, 2008

Ladies and Gentlemen

Re: MGT Capital Investments, Inc (File no. 001-32698) Form 10-K for Fiscal Year Ended December 31 2007

This advises you that MGT Capital Investments, Inc. intends to respond to the Division’s comment letter, dated June 27, 2008, regarding the referenced Form 10-K by August 8, 2008.

Yours sincerely

ALLAN ROWLEY

CHIEF FINANCIAL OFFICER

MGT CAPITAL INVESTMENTS, INC.

KENSINGTON CENTRE, 66 HAMMERSMITH ROAD, LONDON W14 8UD

Tel: +44 (0) 20 7605 7950  Fax: +44 (0) 20 7605 7951  EMAIL  info@mgtci.com  WEB  www.mgtci.com

A COMPANY REGISTERED IN THE STATE OF DELAWARE, USA